Exhibit (a)(1)(A)
                                                -----------------
IMMEDIATELY -- June 23, 2000
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Jack Liles:  (601) 933-1240


           HIGH ROAD ANNOUNCES EXTENSION OF PENDING TENDER OFFER
                      TO JULY 6, 2000 AND TERMINATION
                    OF HART-SCOTT-RODINO WAITING PERIOD


JACKSON, MS -- June 23, 2000 -- High Road Acquisition Corp. announced today that the expiration date of High Road Acquisition Subsidiary Corp.'s pending tender offer for all of the outstanding shares of common stock of KLLM Transport Services, Inc. (Nasdaq National Market-KLLM) for $8.05 per share in cash has been extended to July 6, 2000 in order to give stockholders an opportunity to review materials filed by High Road and KLLM today with the Securities and Exchange Commission. High Road also announced that the Federal Trade Commission has granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the tender offer. Accordingly, the condition to the offer that the applicable waiting period under Hart-Scott-Rodino be terminated has been satisfied.

     High Road announced today that the offer, which was scheduled to expire 12:00 midnight, New York City time, on June 29, 2000, has been extended.
The offer is currently scheduled to expire 12:00 midnight, New York City time, on July 6, 2000, but may be extended again under certain circumstances. As of the close of business on June 22, 2000, 152,997 shares of common stock of KLLM have been tendered in the offer and not withdrawn. If High Road extends the offer again, a public announcement of the extension will be made no later than 9:00 a.m. New York City time on the business day on which the offer was scheduled to expire.

     If the initial offering is completed, High Road will provide a subsequent offering period of at least three business days in order to give the stockholders who have not tendered an additional opportunity to tender their shares and receive the $8.05 per share cash consideration. However, High Road may not purchase any shares unless the Minimum Tender Condition is met during the initial offering period now scheduled to expire 12:00 midnight, New York City time on July 6, 2000. The Minimum Tender Condition requires that, during the initial offering period, there be validly tendered and not withdrawn a number of shares that, together with 689,123 shares beneficially owned by Jack Liles, will constitute at least a majority of the shares outstanding on the date of High Road's purchase, on a fully diluted basis. Therefore, stockholders are urged to tender their shares during the initial offering period.

     Information amending and updating both High Road's Offer to Purchase dated June 2, 2000 pertaining to the tender offer and KLLM's Solicitation/Recommendation Statement on Schedule 14D-9 was filed today with the Securities and Exchange Commission and is being mailed to stockholders. Stockholders may obtain a copy of the information amending and updating the Offer to Purchase and the Schedule 14D-9 and other documents filed with the SEC for free at the SEC's web site at http://www.sec.gov. Georgeson Shareholder Communications, Inc. is the Information

Agent with respect to the tender offer, and the information amending and updating the Offer to Purchase and the Schedule 14D-9, along with the Offer to Purchase and the letter of transmittal, may also be obtained from it free of charge by calling 1-800-223-2064. This press release does not constitute an offer to purchase or a solicitation of an offer to sell securities. The complete terms and conditions of the tender offer are set forth in the Offer to Purchase, dated June 2, 2000, as amended, and the related Letter of Transmittal.

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